PU 30-02

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

Report of Foreign Issuer


02058671

For the month of __June, 2002__ .

QI Systems Inc. _____ (SEC File No: 0-30948) _____

(Translation of registrant's name into English)

Unit 101, 3820 Jacombs Road, Richmond, British Columbia, CANADA, V6V 1Y6

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F _X_ Form 40-F ____]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ____ No _X_]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QI Systems Inc. _____

(Registrant)

Date: __September 10, 2002__

By:* _____
(Signature)*

MESBAH TAHERZADEH, PRESIDENT & CEO

*Print name and title under the signature of the signing officer

SEC 1815 (7-91)

p:\clients\1-sedar\qi-systm\form6-k.doc

QI Systems Inc.   Unit 101,3820Jaycombs Road   T 604.248.2301   www.qisystems.ca
Richmond, BC, Canada V6V 1Y6   F 604.248.2306

FOR: **QI SYSTEMS INC.**

COMPANY   **Mesbah Taherzadeh, President and CEO**
CONTACT: **(604) 248-2301**

QI SYSTEMS WINS MORE COLLEGE CAMPUS CONTRACTS

VANCOUVER, BC, JUNE 12, 2002 – QI Systems Inc. (OTC BB: QIIIF; TSX Venture Exchange: QII.U) announced today that it has received a firm purchase order from Mount Royal College of Calgary, Alberta, for two Value Reload Stations, and eighteen UPOS payment terminals for laundry machines.

QI anticipates installing its UPOS payment terminals for all the campus soda vending machines, copiers, pay and display parking, printers, and additional laundry machines.

The Equity Fund Management (EFM) group has advised QI Systems that the Northern California College has entered into the second phase installation of the Value Reload Stations, and UPOS Payment Terminals for soda vending machines, network printers, and pay and display parking machines. QI anticipates that between 150 to 200 SmartVend™ devices would be installed in the second phase of the project.

The above orders are all part of an estimated $800,000. backlog of sales orders still to be filled by the Company.

Mesbah Taherzadeh, President and CEO of QI Systems Inc., stated, "Because of the superior and advantageous features of our industry leading products, we are optimistic in quickly gaining momentum in the huge college campus and the overall UPOS market, which has an estimated 35% annual growth rate. Our SmartVend™ products are flexible and adaptable to almost all of the Smart Card use environment, and have an unprecedented upgrade capability compared with what is commonly available in the market today."

[We're In Smart Cards]

QI Systems Inc. (www.qisystems.ca) designs hardware and software for the rapidly expanding cash card industry. It is a leader in supplying solutions for smart card vending with products in use in Canada, the U.S., Venezuela, Hong Kong, the UK, and Norway. QI's SmartVend technology enables debit card purchases by consumers from a wide range of vending machines types. The SmartVend system is currently being used in conjunction with many card schemes, including VisaCash, Mondex (Multos), CANTV (Venezuelan phone card), Telus SmartONE card and others. Due to the modular structure of SmartVend, multiple card schemes can be run in parallel in the same unit with new schemes added at a later date. QI's SmartVend systems have been installed in Coca-Cola and Pepsi vending machines, coffee, snack and sandwich machines, laundromat machines, copiers, newspaper vending boxes for such publications as *USA Today* and in parking machines.

Certain matters discussed in this press release are "forward-looking statements." These forward-looking statements can generally be identified as such because the context of the statement will include words such as the Company "expects", "anticipates" or words of similar import. Similarly, statements that describe the Company's future plans, objectives or goals are also forward-looking statements. Such forward-looking statements are subject to certain risks and uncertainties, including the financial performance of the Company and market valuations of its stock, which could cause actual results to differ materially from those currently anticipated. Although the Company believes the expectations reflected in any forward-looking statements are based on reasonable assumptions, the Company can give no assurance that its expectations will be attained. Shareholders, potential investors and other readers are urged to consider theses factors carefully in evaluating any forward-looking statements. Forward-looking statements made herein are only made as of the date of this press release and the Company undertakes no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances.

Approved on behalf of the Board

Mesbah Taherzadeh, P.Eng.
President & CEO